Exhibit 1A-6E

AGREEMENT

This Agreement, (this “Agreement”), effective as of the 24th day of October 2018, is by and between Lust For Life Footwear LLC, (hereinafter referred to as “Owner” or “LFL”) and DDI Distribution. (hereinafter referred to as “Contractor” or “DDI”). Owner and Contractor shall sometimes be referred to individually as the “Party” and collectively as the “Parties”.

1. Term. The Term of this Agreement shall commence on October 24th, 2018 and shall continue thereafter in full force and effect until January 3, 2020, or such earlier date as this Agreement may terminate pursuant to the terms hereof (“Term”).

2. Facility. Contractor has the right to use certain storage space at 16875 Heacock St., Moreno Valley, California 92551 (hereinafter referred to as “Facility”). The facility is used (the “Intended Use”) for the lawful storage, handling and distribution of goods and products (“Goods”).

3. Services to be Performed. Contractor shall provide customary warehouse and distribution services including receiving, sorting, counting, re-casing, storing, performing inventory, protecting, insuring, safeguarding, safe keeping, transferring, delivering or otherwise dealing with Owner’s Goods (“Contractor’s Service”) in connection with Goods owned or supplied by Owner (“Owner’s Goods”). Such Contractor’s Services shall be provided by Contractor diligently, in compliance with this Agreement and otherwise consistent with industry practice and all legal requirements.

4. Rates and Charges Owner Other. Appendix (EXHIBIT A) contains the schedule of transactional rates and charges, in connection with Contractor’s Services provided to Owner (the “Owner Service Fees”), which have been approved by Owner and Contractor and which will apply during the Term of this Agreement. The parties recognize that the rates are based upon the services to be provided. Charges will be billed based upon activity calculated in accordance with the rates set forth in Appendix (EXHIBIT A) attached hereto.

5. Delivery and Release of Owner’s Goods.

a. Contractor shall inspect all inbound shipments for visible loss or damage. Where such apparent loss or damage occurs, Contractor shall require that a notation of such loss or damage be made by the carrier on the delivery receipt; prepare an inspection report; take photos of the damage if requested by Owner (at Owner’s expense); and forward the documents to Owner. Contractor retains the right to refuse acceptance of shipments that arrive in a damaged condition.

b. Prior to delivery of Owner’s Goods to the Facility, Owner shall furnish a manifest showing the goods to be tendered for storage, with any instructions concerning transportation, storage, services, accounting, segregation, or any other requirements relating to the Owner’s Goods. Owner agrees that on Owner’s Goods shipped to Contractor the bill of lading and other shipping documents shall show Owner as the named Consignee, with Contractor shown only as the in care of party. Owner agrees to indemnify and hold harmless Contractor from any and all claims for unpaid transportation charges, including undercharges, demurrage, detention, or charges of any nature, in connection with Owner’s Goods shipped to Contractor where Contractor is designated as Consignee. If it is determined that a demurrage or detention charge was caused by Contractor, Contractor agrees to pay for such charges.

c. Prior to outbound shipments of Goods from the Facility, Owner shall furnish specific details as to the Owner’s Goods to be shipped, with any instructions concerning transportation, services, accounting, segregation, or any other requirements relating to the Owner’s Goods.

d. Owner shall provide Contractor with written instructions concerning the release or other disposition of Owner’s Goods. FAX, E-MAIL or other similar written communication is satisfactory, provided Contractor may rely upon the information contained in the writing as received.

6. Indemnification/Liability.

a. Contractor shall indemnify and hold harmless and defend Owner, its employees, other representatives and invitees from and against any and all claims, damages, liabilities, losses, costs, and expenses whatsoever (including attorney’s fees), arising out of or resulting from any injury or death of persons, any loss, damage or destruction of property (except as to the Owner’s Goods, which are separately discussed herein), any actions or inactions of Contractor employees or contractors, or any violation of any law or regulation, or caused by, due to or arising from or in connection with Contractor’s performance of Services, or the negligence of Contractor or Contractor’s agents, servants, employees, guests, business invitees or any authorized or unauthorized person entering the Facility.

7. Disclaimer of Liability. Notwithstanding any other provision in this Agreement, Owner hereby assumes all risk of loss for any loss, charge backs, damage, or destruction of the Owner’s Goods on orders or while in transit.

8. Insurance. Contractor shall at its expense provide the following policies and Certificates of Insurance evidencing coverage:

a. Warehousemen’s legal insurance covering Contractor’s liability for loss of or damage to the Owner’s Goods in accordance with this Agreement in an amount not less than $1,000,000.00 per occurrence.

b. Commercial and general liability insurance covering bodily injury and property damage, including blanket contractual coverage, with a minimum combined single limit of $1,000,000.00 per occurrence.

c. Fire and extended coverage insurance by Contractor or the Facility owner covering the replacement value of the Facility subject to the Agreement; and

d. Worker’s Compensation insurance at statutory limits.

9. Billing and Payment. Contractor shall bill Owner on every Monday of the week for the previous week’s activity and get paid within 30-day terms. Billable storage space will be calculated on or before the first (1st) of the month. Owner will be invoiced for storage on the 1st of the month. Any dispute as to the amount of the invoice shall be promptly resolved by the Parties. Claims for loss or damage to Goods shall not be deducted from invoices, but shall be handled separately.

10. Detention and Demurrage. Contractor shall not be liable for demurrage, detention, or delays in unloading inbound vehicles, or detention or delays in obtaining and loading vehicles for outbound shipment unless Contractor has failed to exercise reasonable care and judgment as determined by industry practice.

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11. Termination. By giving no less than ninety (90) days prior written notice, either party may terminate this Agreement at any time without cause. Either party may terminate this Agreement for cause pursuant to Section 17 below.

12. Independent Contractor/Subcontractors.

a. Contractor shall act as an independent contractor under this Agreement. It shall perform its obligations under this Agreement using its own employees or agents. It shall decide on the manner and means of accomplishing those obligations and shall direct, control, and supervise its employees. It shall comply with all payroll tax, withholding, social security, unemployment, and related employer obligations.

b. Contractor shall not hold itself out as an agent of or joint venture with Owner, and Contractor shall have no authority to act on behalf of Owner except to the extent of the limited agency required under this Agreement to ship, receive, and store the Owner’s Goods. Both during and after the Term, Owner shall have the right to communicate, both orally and in writing, directly with Contractor’s managers, supervisors, other employees, agents and independent contractors with regard to the Services, the Owner’s Goods and any other issue arising from or related to the subject matter of this Agreement.

c. Contractor may only subcontract its rights and obligations hereunder or change facility locations on the express written consent of Owner. Contractor shall be fully obligated and responsible for the actions/inactions of such subcontractor and shall not be deemed to have assigned any right or obligation hereunder to such subcontractor.

13. Title and Waiver of Warehouseman’s Lien.

a. Contractor shall not permit any lien or other encumbrance to be placed against the Owner’s Goods while they are in Contractor’s possession. Title to the Owner’s Goods shall, at all times, remain with Owner. Contractor agrees to segregate and clearly mark (by the use of signage) Owner’s Goods so as to confirm Owner’s ownership thereof and to permit identification and ease of delivery.

b. Contractor shall execute, deliver, and file such documents, pay such fees, and take such other actions, as may be requested by Owner to assure that title to the Owner’s Goods remains with Owner and to put third parties on notice concerning ownership of such goods, including, without limitation, execution, delivery, and filing of a UCC financing statement as contemplated by California Commercial Code Section 9505.

14. Force Majeure. Neither Party shall be liable to the other for failure to perform its obligations under this Agreement (other than the payment of any sum of money) if prevented from doing so because of an act of God, strikes, fire, flood, war, civil disturbance, interference by civil or military authority or other causes beyond the reasonable control of the Party. Upon the occurrence of such an event, the Party seeking to rely on this provision shall promptly give written notice to the other Party of the nature and consequences of the cause. If the cause is one that nevertheless requires Contractor to continue to protect the Owner’s Goods, Owner agrees to pay the storage or similar charges associated with Contractor’s obligation during the continuance of the force majeure.

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15. Inventories. Contractor shall conduct physical inventory counts of Owner’s Goods. A minimum of once per year on owner expense, DDI will utilize Owner’s warehouse management system cycle count functionality. A full report of inventory count activity shall be promptly given to Owner based upon reporting generated by Owner accuracy measurement tools.

16. Assignment. Contractor shall not assign or transfer this Agreement or any of its rights or obligations hereunder.

17. Default/Termination.

The Agreement may be terminated:

(i) by either party, for material breach by the other party of any of the terms of this Agreement (including but not limited to Contractor’s failure to meet the on-time shipping requirements in Appendix (EXHIBIT A), if the material breach is not cured within thirty (30) days after written notice of such material breach to the defaulting party;

(ii) immediately by either party upon written notice to the other party if the other party shall become insolvent, shall make an assignment for the benefit of creditors, or shall be placed in receivership, reorganization, liquidation or bankruptcy (voluntarily or involuntarily);

(iii) immediately by Owner upon written notice to Contractor, if Contractor shall default under or breach the terms of Contractor’s lease for the Facility or any other lease or agreement, excluding this Agreement, pertaining to, arising from or in connection with the Services;

(iv) immediately by Owner if Contractor moves the Owner’s Goods to any location other than the Facility without Owner’s prior written consent;

(v) immediately by Owner, if Owner reasonably believes that Contractor’s operating in an unsafe condition, or in violation of law; or

18.  Records. Owner reserves the right to enter Contractor’s premises during normal working hours to verify, examine, inventory and count all or any of the Owner’s Goods stored under the terms of this Agreement. Contractor shall at all reasonable times permit Owner to examine its books, records, and accounts with regard to the Owner’s Goods, Services, amounts due Contractor from Owner and all other matters arising from or in connection with this Agreement. Contractor shall retain all records associated with this Agreement in accordance with the applicable statute of limitations.

19.  Release of Claims. Contractor of itself, its successors, permitted assigns and legal representatives, hereby remise, release and forever discharge Owner, its officers, directors, employees, agents, independent contractors, successors and assigns, of and from any and all debts, accounts, covenants, agreements, causes of action, damages, costs, expenses, claims and demands whatsoever, at law and in equity existing at the date or hereof or hereafter arising, both known and unknown, foreseeable and unforeseeable, liquidated, insured and uninsured, except for sums due for Services rendered hereunder.

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20. Time to File Action. No action may be maintained by Owner against Contractor for loss or damage to the Owner’s Goods unless timely written notice of claim has been given as provided in Paragraph 17 above, and unless such action is commenced either within one (1) year after the date of delivery by Contractor or within one (1) year after Owner is notified by Contractor that loss or damage to the Owner’s Goods has occurred, whichever time is shorter.

21. Compliance with Law. Contractor shall comply with all applicable federal, state, and local laws, ordinances, regulations and standards that are or may become applicable to its activities at the Facility. Contractor is responsible for obtaining any authorizations, licenses or permits which may be required in connection with its operation at the Facility. Contractor’s performance of the Services and its other obligations pursuant to this Agreement. The Owner believes in doing business with only those suppliers who embrace and demonstrate high standards of ethical business behavior.

22. Notices. Any notice to either Party to this Agreement by the other shall be deemed to have been properly given if mailed to said Party by certified mail return receipt requested to such other address or person as either Party may designate by notice to the other Party hereunder.

To Owner:

Lust for Life Footwear LLC.

Attention: Steven Berend

Office _____________

Fax ______________

Cell _______________

To Contractor:

DDI Distribution

16875 Heacock Street

Moreno Valley, California 92551

Attention: Mr. Peter Larios,

Telephone: (951) 242-3400

Facsimile: (951) 242-3442

A notice hereunder shall be deemed to have been given as of the date it was received.

23.  Equal Employment Opportunity. DDI Distributions Of California LLC. is an equal opportunity employer, thereby extending subcontractor status to contracting parties. Consequently, the parties agree that, to the extent applicable: (1) they will comply with the following laws, which are incorporated herein by reference: Executive Order 11246, Executive Order 13672, Executive Order 13496 (29 CFR Part 471, Appendix A to Subpart A), relating to the notice of employee rights under federal labor laws, 41 CFR 60-300.5(a) and 41 CFR 60-741.5(a); and (2) both parties shall abide by the requirements of 41 CFR 60-300.5(a) and 41 CFR 60-741.5(a). These regulations, respectively, prohibit discrimination against qualified protected veterans and qualified individuals on the basis of disability and require affirmative action by covered prime contractors and subcontractors to employ and advance in employment qualified protected veterans and qualified individuals with disabilities.

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24. Dispute Resolution and Arbitration.

a. Any dispute arising out of this Agreement shall be submitted to the American Arbitration Association (AAA) under its rules then in force. Arbitrators shall be required to demonstrate a background and familiarity with merchandising warehousing.

25. Modification. Any amendment or modification to this Agreement shall be effective only if in writing and signed by each Party hereto.

26. Entire Agreement. The attached Appendix (EXHIBIT A,) is incorporated into and is a part of this Agreement. This Agreement embodies the entire agreement and understanding between the parties and supersedes all prior agreements and understandings between them relating to the subject matter hereof.

27. Governing Law. The provisions of this Agreement shall be construed and interpreted according to the laws of the State of California.

28. Severability.

a. If any term or provision of this Agreement or any application thereof shall be invalid or unenforceable, the remainder of this Agreement or any other application of such term or provision shall not be affected thereby.

b. The provisions of this Agreement shall be binding upon Owner’s and Contractor’s heirs, executors, successors and assigns; contain the sole Agreement governing Goods stored by Owner with Contractor; and, cannot be modified except by a writing signed by Contractor and Owner.

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed by their authorized representatives as of the day and year first above written.

OWNER:	CONTRACTOR:

Lust For Life Footwear llc	DDI Distribution

By	By
Steven Berend	Peter Larios

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(EXHIBIT A)

LUST FOR LIFE FOOTWEAR, LLC

WAREHOUSE SERVICES RATE

A)	Given Factor
●	Merchandise: Footwear
B)	Warehouse Rates: In & Out

(1) Handling In	$0.95 / Incoming shipment per Carton
When unloading containers in excess of 14 SKUs an additional fee of $0.25 per carton shall be assessed to all cartons in that container.

(2) Handling Out	$0.95 / Outgoing shipment per Carton
Pick orders in full case quantities, stage for carrier pick up

(3) Handling Out	$0.55/ Pair (Open Stock Sku’s)
Rate includes: picking of outbound orders, packing in carton quantities, stage for labeling, All necessary shipping supplies, new corrugated cartons, etc, are additional at Customers expense. (Including SPI Inventory)

(4) Internet Order	$2.50 per shipment

(5) Floor Loading onto outbound carrier	$0.44 / Per Carton

(6) Additional Charges
Carton Labeling (Customer Supply)	$0.17 per piece
Carton Printed Label (DDI Supply)	$0.27 per piece

Packing List Application	$0.35 per list
Documentation	$6.50 per Bill of Lading
UPS/FEDX Processing	$0.60 per carton

Pallets	$6.75 Per Pallet Standard B
Shrink Wrap	$3.75 Per Shrink Wrapped Pallet

(8) Extra Labor Charge: (Upon Your Request Only)	$28.00 per man hour

(8) Monthly Case Storage Charge:	$0.65 per carton
$0.28 per Pair (Open stock only)

Merchandise will be billed on the first day of each calendar month for that month or part thereof. No storage for the calendar month in which received.

OWNER:	CONTRACTOR:
Lust For Life Footwear, LLC.	DDI Distribution

By	By
Steven Berend	Peter Larios

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